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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13-2(a)

                             (AMENDMENT NO. _____)*

                                  Litronic Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   537004 10 3
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                                 (CUSIP Number)

       Kris Shah, 17861 Cartwright Road, Irvine, CA 92614, (949) 851-1085
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

              October 5, 2000; November 2, 2000; November 7, 2000;
                                December 5, 2000
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)
                               (Page 1 of 9 Pages)
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CUSIP NO. 537004 10 3               SCHEDULE 13D                     Page 2 of 9
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Kris and Geraldine Shah Family Trust
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

         PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e)                                                         [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                                     7   SOLE VOTING POWER

                                             3,807,542
                                     -------------------------------------------
              NUMBER OF              8   SHARED VOTING POWER
               SHARES
            BENEFICIALLY                     0
              OWNED BY               -------------------------------------------
                EACH                 9   SOLE DISPOSITIVE POWER
             REPORTING
               PERSON                        3,807,542
                WITH                --------------------------------------------
                                    10   SHARED DISPOSITIVE POWER

                                             0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,807,542
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        39.1%(1)
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14 TYPE OF REPORTING PERSON*

        OO
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(1)  Calculated based on 9,747,526 shares outstanding as of March 6, 2001.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                                -----------
CUSIP NO. 537004 10 3               SCHEDULE 13D                     Page 3 of 9
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ITEM 1. SECURITY AND ISSUER.

     The securities that are the subject of this statement consist of common stock, $.01 par value per share, of Litronic Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

        Litronic Inc.
        17861 Cartwright Road
        Irvine, CA  92614

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of the Kris and Geraldine Shah Family Trust (the "Reporting Person").

     (b) The address of the Reporting Person is:

         Litronic Inc.
         17861 Cartwright Road
         Irvine, CA  92614

     (c) The Reporting Person is a family trust.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Personal funds of the Reporting Person were used to acquire the Reporting Person's current holdings of shares of common stock of the Issuer in various transactions. The Reporting Person has not used borrowed funds to acquire the subject securities.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person filed a Schedule 13G to reflect the Reporting Person's holdings of shares of common stock of the Issuer as of June 9, 1999, the date that the Issuer became a reporting company under the Securities Exchange Act of 1934. In October, November and December 2000, the Reporting Person engaged in two purchases and two sales of shares of common stock of the Issuer. The acquisitions were conducted for investment purposes and not for the purpose of gaining control of the Issuer. The acquisitions consisted of purchases of shares owned by William Davis, a former officer and director of the Issuer, and Lillian Davis, his spouse. The acquisitions were made in connection with Mr. Davis's resignation of his positions with the Issuer effective October 31, 2000. The Issuer was given the opportunity to purchase the shares from Mr. and Mrs. Davis. However, the Issuer considered the opportunity and determined that it did not have sufficient funds to make the purchases. Consequently, the Reporting Person agreed to make the purchases in order to avoid having a large block of the Issuer's common stock be held by an outside party.


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CUSIP NO. 537004 10 3               SCHEDULE 13D                     Page 4 of 9
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     In February 2001, the Issuer signed a term sheet to merge with privately held BIZ Interactive Zone, Inc. ("BIZ"). The proposed transaction between the Issuer and BIZ is intended to be structured as a reverse triangular merger through which BIZ would become a wholly-owned subsidiary of the Issuer.
Following the proposed transaction, the Issuer's current stockholders would own approximately 47% of the Issuer's common stock and BIZ stockholders would own approximately 53% of the Issuer's common stock. It is anticipated that the proposed transaction would close in June 2001, subject to the execution of a definitive agreement between the Issuer and BIZ, approval by the stockholders of the Issuer and BIZ and other normal closing conditions.

     In connection with the proposed reorganization transaction, the Reporting Person anticipates being required to enter into a voting agreement with the key stockholders of BIZ, on the one hand, and the Issuer, the Reporting Person, the Chandra L. Shah Trust and the Leena Shah Trust, on the other hand. It is anticipated that the voting agreement will, among other things, require the parties to the voting agreement to vote shares beneficially owned by each of them in favor of (i) the proposed acquisition of BIZ by the Issuer and (ii) the election to the Issuer's board of directors, at each annual or special meeting of stockholders called for that purpose at any time when the parties to the voting agreement each collectively beneficially own at least 10% of the then outstanding shares of the Issuer's common stock, of three persons selected by Marvin Winkler, the current Chairman and Chief Executive Officer of BIZ, three persons selected by Kris Shah, the current Chairman and Chief Executive Officer of the Issuer, and one person selected jointly by Mr. Winkler and Kris Shah. Neither the definitive reorganization agreement nor the voting agreement has been finalized.

     Except as described above, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 3,807,542 shares of common stock of the Issuer, which equals approximately 39.1% of the total 9,747,526 outstanding shares of common stock of the Issuer as of March 6, 2001.

     (b) The Reporting Person has sole voting and dispositive power as to 3,807,542 shares. Kris Shah and his spouse, Geraldine Shah, are co-trustees of the Reporting Person.

     (c) The Reporting Person has not effected any transactions in the Issuer's common stock during the past 60 days. Since the Issuer became a reporting company under the Securities Exchange Act of 1934 on June 9, 1999, the Reporting Person effected the following two purchases and two sales of shares of the Issuer's common stock:

          1. On October 5, 2000, the Reporting Person purchased 1,084,969 shares in a privately negotiated transaction at a price of $3.1798 per share.


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CUSIP NO. 537004 10 3               SCHEDULE 13D                     Page 5 of 9
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          2. On November 2, 2000, the Reporting Person sold 455,700 shares in a privately negotiated transaction at price of $3.1798 per share.

          3. On November 7, 2000, the Reporting Person purchased 943,396 shares in a privately negotiated transaction at a price of $3.18 per share.

          4. On December 5, 2000, the Reporting Person sold 115,000 shares in a privately negotiated transaction at a price of $3.1798 per share.

     (d) Kris Shah and Geraldine Shah are co-trustees and beneficiaries of the Reporting Person and have the right to direct the proceeds from the shares of the Issuer's common stock owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person currently is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer. However, in connection with the Issuer's initial public offering, the Reporting Person entered into a restrictive agreement dated June 8, 1999 with BlueStone Capital Partners, L.P. Under the agreement, the Reporting Person agreed to restrictions upon transfer of the shares held by the Reporting Person, which restrictions expire June 9, 2001. Under the agreement, the Reporting Person also agreed that until June 9, 2002, the Reporting Person will vote all of the voting shares of the Issuer owned by the Reporting Person in favor of the election of up to two designees, if any, of BlueStone Capital Partners, L.P. to the Issuer's board of directors. The form of the agreement is attached as an exhibit to this
Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following agreement is filed as Exhibit 99.A to this Schedule 13D:

          Form of letter dated June 8, 1999 from the Kris and Geraldine Shah Family Trust to BlueStone Capital Partners, L.P.


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CUSIP NO. 537004 10 3               SCHEDULE 13D                     Page 6 of 9
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        March 6, 2001
                                              ---------------------------------
                                                           (Date)

                                                        /s/ Kris Shah
                                              ----------------------------------
                                                         (Signature)

                                              Kris Shah, Trustee of the Kris and
                                                  Geraldine Shah Family Trust
                                              ----------------------------------
                                                         (Name/Title)


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CUSIP NO. 537004 10 3               SCHEDULE 13D                     Page 7 of 9
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                                 EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

 99.A Form of letter dated June 8, 1999 from the Kris and Geraldine Shah Family Trust to BlueStone Capital Partners, L.P.